Exhibit 99.1

Baozun Announces Third Quarter 2017 Unaudited Financial Results

SHANGHAI, CHINA – November 21, 2017 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights

•	Total net revenues were RMB890.2 million (US$[1]133.8 million), an increase of 18.8% year-over-year.

•	Income from operations was RMB27.8 million (US$4.2 million), an increase of 22.6% year-over-year.

•	Non-GAAP income from operations[2] was RMB41.2 million (US$6.2 million), an increase of 32.6% year-over-year.

•	Net income attributable to Baozun ordinary shareholders was RMB21.9 million (US$3.3 million), an increase of 11.7% year-over-year.

•	Non-GAAP net income attributable to Baozun ordinary shareholders[3] was RMB35.1 million (US$5.3 million), an increase of 25.2% year-over-year.

•	Basic and diluted net income attributable to Baozun ordinary shareholders per American Depository Share (“ADS[4]”) were RMB0.40 (US$0.06) and RMB0.37 (US$0.06), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.39 and RMB0.36, respectively, for the same period of 2016.

•	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS were RMB0.64 (US$0.10) and RMB0.59 (US$0.09), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.56 and RMB0.52, respectively, for the same period of 2016.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.6533 to US$1.00, the noon buying rate in effect on September 29, 2017 as set forth in the H.10 Statistical Release of the Federal Reserve Board.
[2]	Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.
[3]	Non-GAAP net income attributable to Baozun ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Baozun ordinary shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.
[4]	Each ADS represents three Class A ordinary shares.

Third Quarter 2017 Operational Highlights

•	Total Gross Merchandise Volume (“GMV”)[5] was RMB4,104.0 million, an increase of 70.7% year-over-year.

•	Distribution GMV[6] was RMB546.0 million, a decrease of 2.3% year-over-year.

•	Non-distribution GMV[7] was RMB3,558.0 million, an increase of 92.8% year-over-year.

•	Number of brand partners increased to 146 as of September 30, 2017, from 127 as of September 30, 2016.

•	Number of GMV brand partners increased to 141 as of September 30, 2017, from 115 as of September 30, 2016.

“We are pleased to report another outstanding quarter where we continued to strengthen our long-term competitive advantages, drove strong growth from our existing online stores and optimized efficiency with innovative new tools,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “I am proud of our strong performance during this year’s Singles Day where we recorded total order value around RMB5 billion, almost double the amount from last year. Technology plays a central role in our strategy and we will continue to invest in it to further strengthen our leadership position and expand the array of services we are able to offer in order to create greater value for our shareholders.”

Mr. Beck Chen, Chief Financial Officer of Baozun commented, “We delivered another solid quarter of growth with GMV increasing by 70.7% year-over-year. Brands under our non-distribution model performed particularly well, with non-distribution GMV continuing to grow at an even faster rate of 92.8%. With strong confidence in our strategy and operations, we expect GMV during the fourth quarter of 2017 to grow faster than 70% on a year-over-year basis as services revenue continues to rapidly grow.”

Third Quarter 2017 Financial Results

Total net revenues were RMB890.2 million (US$133.8 million), an increase of 18.8% from RMB749.3 million in the same quarter of last year.

Product sales revenue was RMB472.5 million (US$71.0 million), a decrease of 1.5% from RMB479.8 million in the same quarter of last year.

Services revenue was RMB417.7 million (US$62.8 million), an increase of 55.0% from RMB269.5 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment and service fee business model, and in particular, growth in sales of apparel products sold by existing brand partners as they expand their online presence.

[5]	GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.
[6]	Distribution GMV refers to the GMV under the distribution business model.
[7]	Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Total operating expenses were RMB862.4 million (US$129.6 million), compared with RMB726.6 million in the same quarter of last year.

•	Cost of products was RMB407.5 million (US$61.3 million), compared with RMB419.9 million in the same quarter of last year. The decrease was primarily due to a decrease in the volume of product sales from the Company’s core brand e-commerce business.

•	Fulfillment expenses were RMB173.3 million (US$26.0 million), compared with RMB110.1 million in the same quarter of last year. The increase was primarily due to increases in GMV contribution from the Company’s consignment business, the percentage of total orders fulfilled by a premium delivery service provider, and warehouse rental expenses.

•	Sales and marketing expenses were RMB222.0 million (US$33.4 million), compared with RMB151.5 million in the same quarter of last year. The increase was primarily due to increases in store operation staff and promotional and marketing expenses associated with Company-operated online stores.

•	Technology and content expenses were RMB35.6 million (US$5.3 million), compared with RMB23.6 million in the same quarter of last year. The increase was primarily due to increases in technology-focused staff, share-based compensation expenses and project-based variable technological expenses from brand stores.

•	General and administrative expenses were RMB29.6 million (US$4.5 million), compared with RMB22.3 million in the same quarter of last year. The increase was primarily due to increases in administrative staff cost and share-based compensation expenses.

Income from operations was RMB27.8 million (US$4.2 million), compared with RMB22.7 million in the same quarter of last year. Operating margin was 3.1%, compared with 3.0% in the same quarter of last year.

Non-GAAP income from operations was RMB41.2 million (US$6.2 million), compared with RMB31.1 million in the same quarter of last year. Non-GAAP operating margin was 4.6%, compared with 4.1% in the same quarter of last year.

Net income attributable to Baozun ordinary shareholders was RMB21.9 million (US$3.3 million), an increase of 11.7% from the same quarter of last year. Basic and diluted net income attributable to Baozun ordinary shareholders per ADS were RMB0.40 (US$0.06) and RMB0.37 (US$0.06), respectively, compared with basic and diluted net income attributable to Baozun ordinary shareholders per ADS of RMB0.39 and RMB0.36, respectively, in the same period of 2016.

Non-GAAP net income attributable to Baozun ordinary shareholders was RMB35.1 million (US$5.3 million), an increase of 25.2% from the same quarter last year. Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS8 were RMB0.64 (US$0.10) and RMB0.59 (US$0.09), respectively, compared with basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS of RMB0.56 and RMB0.52, respectively, in the same period of 2016.

As of September 30, 2017, the Company had RMB510.2 million (US$76.7 million) in cash, cash equivalents and short-term investment, a decrease from RMB957.3 million as of December 31, 2016 primarily due to investment in logistics space and procurement in preparation for Singles Day 2017.

[8]	Basic and diluted non-GAAP net income attributable to Baozun ordinary shareholders per ADS are non-GAAP financial measures, which are defined as non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Business Outlook

For the fourth quarter of 2017, the Company expects total net revenues to be between RMB1,490 million and RMB1,530 million.

While the Company is transitioning more of its business from the distribution model towards the non-distribution model, Baozun began providing quarterly guidance on services revenues starting in the second quarter of 2017. For the fourth quarter of 2017, the Company expects services revenue to increase by over 55% on a year-over-year basis.

Conference Call

The Company will host a conference call to discuss the earnings at 8:00 p.m. Eastern Time on Tuesday, November 21, 2017 (9:00 a.m. Beijing time on Wednesday, November 22, 2017).

Dial-in numbers for the live conference call are as follows:

International	+852 3008 1527
U.S. Toll Free	+1 866-548-4713
Mainland China Toll Free	4001-209101
Hong Kong Toll Free	8009-61105
Passcode: BZUN

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, November 29, 2017.

Dial-in numbers for the replay are as follows:

International Dial-in	+852 3008-0334
U.S. Toll Free	+1 888-203-1112
Passcode: 9520296

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP net income/(loss) from operations is net income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders is net income (loss) attributable to Baozun ordinary shareholders excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS is non-GAAP net income (loss) attributable to Baozun ordinary shareholders divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of the Company’s operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations and non-GAAP net income/(loss) is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP net income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to Baozun ordinary shareholders and non-GAAP net income (loss) attributable to Baozun ordinary shareholders per ADS for the period should not be considered in isolation from or as an alternative to net income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to Baozun ordinary shareholders and net income (loss) attributable to Baozun ordinary shareholders per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Caroline Dong

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone:	+86-10-5900-1548
E-mail:	carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone:	+1-480-614-3004
Email:	lbergkamp@christenseniR.com

Baozun Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	917,319	147,642	22,191
Restricted cash	50,832	102,348	15,383
Short-term investment	40,000	362,572	54,495
Accounts receivable, net	624,817	653,954	98,290
Inventories	312,071	413,048	62,082
Advances to suppliers	75,727	178,363	26,808
Prepayments and other current assets	108,495	108,389	16,291
Amounts due from related parties	38,772	48,567	7,300
Total current assets	2,168,033	2,014,883	302,840

Non-current assets
Investments in equity investees	33,443	30,161	4,533
Property and equipment, net	100,892	330,076	49,611
Intangible assets, net	26,984	53,439	8,032
Land use right, net	-	44,960	6,758
Goodwill	-	13,158	1,978
Other non-current assets	26,581	19,815	2,977
Deferred tax assets	12,332	12,757	1,917
Total non-current assets	200,232	504,366	75,806

Total assets	2,368,265	2,519,249	378,646

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	-	172,000	25,852
Accounts payable	526,461	283,039	42,542
Notes payable	115,140	185,000	27,806
Income tax payables	15,811	16,032	2,410
Accrued expenses and other current liabilities	138,841	183,167	27,530
Total current liabilities	796,253	839,238	126,140

Deferred tax liability	-	3,808	572
Total Non-current liabilities	-	3,808	572

Total liabilities	796,253	843,046	126,712

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 146,111,244 and 150,722,881 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	92	95	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	8	8	1
Additional paid-in capital	1,761,430	1,809,868	272,026
Accumulated deficit	(233,866)	(171,560)	(25,787)
Accumulated other comprehensive income	44,348	20,312	3,053

Total Baozun Inc. shareholders' equity	1,572,012	1,658,723	249,307

Noncontrolling interests	-	17,480	2,627
Total equity	1,572,012	1,676,203	251,934

Total liabilities and shareholders' equity	2,368,265	2,519,249	378,646

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended September 30,
	2016	2017
	RMB	RMB	US$
Net revenues
Product sales	479,782	472,505	71,018
Services	269,504	417,739	62,787
Total net revenues	749,286	890,244	133,805

Operating expenses (1)
Cost of products	(419,890)	(407,535)	(61,253)
Fulfillment	(110,103)	(173,303)	(26,048)
Sales and marketing (2)	(151,467)	(222,028)	(33,371)
Technology and content	(23,618)	(35,568)	(5,346)
General and administrative	(22,296)	(29,636)	(4,454)
Other operating income, net	768	5,623	845
Total operating expenses	(726,606)	(862,447)	(129,627)
Income from operations	22,680	27,797	4,178
Other income (expenses)
Interest income	2,204	3,256	489
Interest expense	-	(740)	(111)
Gain on disposal of an investment	-	800	120
Exchange loss	(122)	(363)	(55)
Income before income tax	24,762	30,750	4,621
Income tax expense (3)	(5,639)	(8,229)	(1,237)
Share of loss in equity method investment, net of tax of nil	-	(252)	(38)
Net income	19,123	22,269	3,346

Net (income)/loss attributable to noncontrolling interests	522	(330)	(50)
Net income attributable to ordinary shareholders of Baozun Inc.	19,645	21,939	3,296

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.13	0.13	0.02
Diluted	0.12	0.12	0.02
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	0.39	0.40	0.06
Diluted	0.36	0.37	0.06
Weighted average shares used in calculating net income per ordinary share
Basic	149,487,431	163,205,286	163,205,286
Diluted	163,005,730	177,462,498	177,462,498

Net income	19,123	22,269	3,346
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	1,423	(10,719)	(1,611)
Comprehensive income	20,546	11,550	1,735

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended September 30,
	2016	2017
	RMB	RMB	US$
Fulfillment	500	716	108
Sales and marketing	2,721	4,846	728
Technology and content	2,137	2,798	421
General and administrative	3,014	4,626	695
	8,372	12,986	1,952

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB nil and RMB0.4 million for the three months period ended September 30, 2016 and September 30, 2017, respectively.

(3) Including income tax benefits of RMB nil and RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the three months period ended September 30, 2016 and September 30, 2017, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

		For the three months ended September 30,
		2016	2017
		RMB	RMB	US$
Income from operations		22,680	27,797	4,178
Add:	Share-based compensation expenses	8,372	12,986	1,952
	Amortization of intangible assets resulting from business acquisition	-	391	59
Non-GAAP income from operations		31,052	41,174	6,189

Net Income		19,123	22,269	3,346
Add:	Share-based compensation expenses	8,372	12,986	1,952
	Amortization of intangible assets resulting from business acquisition	-	391	59
Less:	Tax effect of amortization of intangible assets resulting from business acquisition	-	(98)	(15)
Non-GAAP net income		27,495	35,548	5,342

Net income attributable to ordinary shareholders of Baozun Inc.		19,645	21,939	3,296
Add:	Share-based compensation expenses	8,372	12,986	1,952
Amortization of intangible assets resulting from business acquisition		-	199	30
Less:	Tax effect of amortization of intangible assets resulting from business acquisition	-	(50)	(8)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.		28,017	35,074	5,270

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic		0.56	0.64	0.10
Diluted		0.52	0.59	0.09
Weighted average shares used in calculating net income per ordinary share
Basic		149,487,431	163,205,286	163,205,286
Diluted		163,005,730	177,462,498	177,462,498